ACCOLADIA JOINT VENTURE DISSOLVED

Thomas Cook UK Limited and British Airways Plc announced today the dissolution of their 50/50 joint venture company, accoladia.

Thomas Cook UK has acquired the 50 per cent stake currently held by British Airways for #163;6 million in cash and the accoladia business has become a wholly owned subsidiary of Thomas Cook UK. The British Airways Holidays brand and business will revert to British Airways ownership and control.

Throughout 2003 there will be a period of transition with accoladia continuing to manage the 2003 British Airways Holidays programmes. British Airways will undertake all activity relating to British Airways Holidays for 2004.